

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 16, 2009

Martin S. Headley
Executive Vice President and Chief Financial Officer
Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, Massachusetts 01824

      Re: **Brooks Automation, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2008
             Filed November 26, 2008
             Form 10-Q for the Quarterly Period Ended December 31, 2008
             File No. 000-25434

Dear Mr. Headley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Martin James
                Senior Assistant Chief Accountant